SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

[redacted]

08001401

RECEIVED
MAR 25 A 5

19 March 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY COURIER

Dear Sirs,

SUPPL

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 18 March 2008 which we released to The Stock Exchange of Hong Kong Limited on 18 March 2008 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

PROCESSED
MAR 26 2008
THOMSON
FINANCIAL

Tracy Kong
Assistant Company Secretary

Encl

c.c. J P Morgan
- Mr King Ho

E:\cherry\CWTC-Listco\Fin Results\4Q 2007\Despatch\ltr to SEC.doc

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED
(Incorporated in Bermuda with limited liability)
香格里拉（亞洲）有限公司*
website: http://www.ir.shangri-la.com
(Stock Code: 00069)

ANNOUNCEMENT OF AUDITED FINANCIAL RESULTS BY AN ASSOCIATE – CHINA WORLD TRADE CENTER COMPANY LIMITED, THE PEOPLE'S REPUBLIC OF CHINA

THIS IS NOT THE ANNOUNCEMENT OF THE AUDITED FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE YEAR ENDED 31 DECEMBER 2007. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF RULE 13.09(1) OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA AND THE PUBLIC WITH AUDITED FINANCIAL INFORMATION OF A LISTED ASSOCIATE WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN THE PEOPLE'S REPUBLIC OF CHINA ("PRC") PURSUANT TO CHINA SECURITIES REGULATORY COMMISSION'S STANDARDS FOR CONTENTS AND FORMATS OF INFORMATION DISCLOSURE FOR COMPANIES PUBLICLY ISSUING SECURITIES NO. 2 – CONTENTS AND FORMATS OF ANNUAL REPORT (2007 AMENDMENTS) AND THE LISTING RULES OF THE SHANGHAI STOCK EXCHANGE (2006 AMENDMENTS).

SA WILL SEPARATELY ANNOUNCE ITS OWN FINAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2007 ON 1 APRIL 2008.

SUMMARY

On 17 March 2008, the Board of Directors of **CHINA WORLD TRADE CENTER COMPANY LIMITED** ("CWTC Listco"), a PRC company listed on the Shanghai Stock Exchange and an approximately 80.14% subsidiary of China World Trade Center Limited ("CWTC Holdco") (a PRC company in which SA has a 50% interest) (i.e. SA has an effective interest of approximately 40.07% in CWTC Listco), had approved the audited financial results of CWTC Listco for the year ended 31 December 2007 which will be published in the newspapers in PRC on 19 March 2008. The audited financial statements of CWTC Listco have been prepared in conformity with "Accounting Standards for Business Enterprises" of PRC. The audited Profit and Loss Account of CWTC Listco on a consolidated and company basis and recommendation on dividend by the Board of Directors of CWTC Listco are provided below.

On 17 March 2008, the Board of Directors of **CWTC Listco**, a PRC company listed on the Shanghai Stock Exchange and an approximately 80.14% subsidiary of CWTC Holdco (a PRC company in which SA has a 50% interest) (i.e. SA has an effective interest of approximately 40.07% in CWTC Listco), had approved the audited financial results of CWTC Listco for the year ended 31 December 2007 which will be published in the newspapers in PRC on 19 March 2008. The audited Profit and Loss Account of CWTC Listco on a consolidated and company basis and recommendation on dividend by the Board of Directors of CWTC Listco are provided below. Certain comparative figures have been restated retrospectively to conform with the current year's presentation.

CHINA WORLD TRADE CENTER COMPANY LIMITED
AUDITED PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 31 DECEMBER 2007

	Consolidated		Company	
	For the year ended 31 December			
	2007	2006 (restated)	2007	2006 (restated)
	RMB	*RMB*	*RMB*	*RMB*
Operating Revenue	886,446,384	853,328,796	842,094,884	817,334,000
Less: Cost of sales	(335,855,818)	(312,929,437)	(308,451,647)	(291,610,745)
Business tax & surcharge	(46,126,944)	(44,372,585)	(43,333,500)	(42,142,354)
Selling expenses	(5,702,231)	(4,278,074)	(5,523,504)	(4,229,794)
Administrative expenses	(54,146,153)	(58,292,011)	(52,794,252)	(57,451,072)
Financial expenses	(5,292,689)	(66,650,126)	(5,919,948)	(66,795,892)
Loss on diminution in asset value	(21,015)	–	(1,015)	–
Add: Gains on changes in fair value	–	–	–	–
Gains on investment	1,528,985	1,603,030	7,703,985	11,103,030
of which: gains on investment derived from associate	1,528,985	1,603,030	1,528,985	1,603,030
Operating Profit	**440,830,519**	**368,409,593**	**433,775,003**	**366,207,173**
Add: Non-operating income	700,420	1,668,408	700,020	1,668,408
Less: Non-operating expenses	(4,906,918)	(5,650,363)	(4,901,584)	(5,628,182)
of which: losses on disposal of non-current assets	(4,734,452)	(5,650,193)	(4,729,118)	(5,628,012)
Total Profit	**436,624,021**	**364,427,638**	**429,573,439**	**362,247,399**
Less: Income tax expenses	(146,962,614)	(122,002,422)	(141,601,409)	(117,253,594)
Net Profit	**289,661,407**	**242,425,216**	**287,972,030**	**244,993,805**
Net profit attributable to CWTC Listco's shareholders	289,268,188	242,078,645	287,972,030	244,993,805
Net profit attributable to the minority interests	393,219	346,571	–	–
Earnings Per Share (based on the net profit attributable to CWTC Listco's shareholders of ordinary shares)				
Basic and diluted earnings per share	0.29	0.29	–	–

Effective 1 January 2007, CWTC Listco adopted the Accounting Standards for Business Enterprises issued by the Finance Bureau on 15 February 2006 (the "Accounting Standards"). The audited financial statements for the year ended 31 December 2007 is CWTC Listco's first annual financial statements prepared in accordance with the Accounting Standards.

The corresponding comparative amounts for the year 2006 have been restated retrospectively in accordance with "Accounting Standards for Business Enterprises No. 38 – First Time Adoption of Accounting Standards for Business Enterprises" and restated in accordance with the Accounting Standards. The retrospective adjustments mainly include:

1. To account for deferred income tax assets in relation to the timing difference resulting from the difference between the book value of assets and liabilities and their tax base and opening retained earnings are adjusted accordingly.

2. For the then existing internal retirement scheme at the transition date of the first time adoption which meets the criteria of provision as stipulated in "Accounting Standards for Business Enterprises No. 9 – Employee Benefits", the proposed future payments on the salaries, wages and social security benefits for internal early retired employees, for the period from the dates of their ceasing of services to CWTC Listco to the dates of their formal retirements, are accrued as payables for employee benefits ("Severance Benefit") and the opening retained earnings are adjusted accordingly.

3. Under Clause 21 of "Accounting Standards for Business Enterprises No. 38 – First Time Adoption of Accounting Standards for Business Enterprises", to consolidate the results of the subsidiary "國貿物業酒店管理有限公司" (not included in the consolidation originally) according to the relevant requirements of the Accounting Standards and to include the minority interests of this subsidiary as part of the shareholders' equity. The corresponding comparative consolidated financial statements of last year have been adjusted accordingly.

The adjusting items on consolidation to adjust the 2006 opening balance and 2006 closing balance of shareholders' equity; and the net profit for year 2006 stated in accordance with the original Accounting Standards and Systems to the shareholders' equity and net profit stated in accordance with the Accounting Standards are listed below:

	1 January 2006 Shareholders' equity *RMB*	**2006 Net Profit** *RMB*	**31 December 2006 Shareholders' equity** *RMB*
Stated in accordance with the original Accounting Standards and Systems	2,562,344,578	241,190,411	3,846,609,078
Severance Benefit	(7,855,130)	1,325,723	(6,529,407)
Income tax	9,794,202	(437,489)	9,356,713
Including: deferred income tax assets	9,794,202	(437,489)	9,356,713
deferred income tax liabilities	–	–	–
Transfer from minority interests	1,208,603	346,571	1,055,174
Stated in accordance with the Accounting Standards	2,565,492,253	242,425,216	3,850,491,558

RECOMMENDATION ON DIVIDEND BY THE BOARD OF CWTC LISTCO

Pursuant to a resolution passed at the board meeting of CWTC Listco held on 17 March 2008, the Board of Directors of CWTC Listco had recommended a dividend of RMB1.50 (tax included) for every 10 ordinary shares held for the year ended 31 December 2007 (2006: RMB1.20 (tax included) for every 10 ordinary shares held) payable to the shareholders of CWTC Listco. Such dividend will be subject to approval by the shareholders of CWTC Listco at its forthcoming annual general meeting.

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE AUDITED FINANCIAL RESULTS AND DIVIDEND RECOMMENDED PERTAIN ONLY TO CWTC LISTCO, IN WHICH SA HAS AN EFFECTIVE INTEREST OF APPROXIMATELY 40.07%, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS 50% SHARE OF THE 2007 CONSOLIDATED RESULTS OF CWTC HOLDCO (WHICH HAS ACCOUNTED FOR ITS SHARE OF RESULTS IN CWTC LISTCO) IN SA'S FINAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2007 AFTER MAKING APPROPRIATE ADJUSTMENTS TO CONFORM WITH SA'S ACCOUNTING POLICIES WHICH ARE IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 18 March 2008

As at the date of this announcement, the Board of Directors of SA comprises Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing, Mr. Giovanni Angelini and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Timothy David Dattels, Mr. Wong Kai Man and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *for identification purposes only*

SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

19 March 2008

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement which we released to The Stock Exchange of Hong Kong Limited ("HKSE") on 18 March 2008 for publication on the website of HKSE for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Ginny Chow
Assistant Company Secretary

Encl.

c.c. JP Morgan
- Mr. King Ho

E:\vw\SL Asia\Directors' Meeting\ltr_ADR.doc.1

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

DATE OF BOARD MEETING

The board of directors (the "Board") of Shangri-La Asia Limited (the "Company") announces that a meeting of the Board of the Company will be held at 22/F., CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong on Tuesday, 1 April 2008, whereat the Board will, among other matters, approve the release of the final results of the Company and its subsidiaries for the year ended 31 December 2007 and consider the recommendation for the payment of a final dividend, if applicable.

By Order of the Board
Shangri-La Asia Limited
Teo Ching Leun
Company Secretary

Hong Kong, 18 March 2008

As at the date of this announcement, the Board of the Company comprises Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing, Mr. Giovanni Angelini and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Timothy David Dattels, Mr. Wong Kai Man and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *for identification purposes only*

END